Exhibit (a)(5)(G)

A registration statement relating to the securities proposed to be issued in the Offer (as defined below) has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. Such securities may not be sold nor may offers to buy such securities be accepted prior to the time the registration statement becomes effective. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of HomeAway common stock, nor is it an offer to buy or a solicitation of an offer to sell shares of Expedia common stock, and the statements herein are subject in their entirety to the terms and conditions of the Offer. The Offer is made solely by the prospectus/offer to exchange and the related letter of transmittal, and any amendments or supplements thereto, and is being made to all holders of shares of HomeAway common stock. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of HomeAway common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “ blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.

Notice of Offer by

HMS 1 Inc.,

a wholly owned subsidiary of

Expedia, Inc.,

to exchange each outstanding share of common stock of

HomeAway, Inc.

for

$10.15 in cash

and

0.2065 shares of common stock of Expedia, Inc.

(subject to the terms and conditions described in the prospectus/offer to exchange and letter of transmittal)

Expedia, Inc. (“Expedia”), through its direct wholly owned subsidiary HMS 1 Inc. (the “Offeror”), is offering to exchange for each outstanding share of common stock of HomeAway, Inc. (“HomeAway”), par value $ 0.0001 per share, validly tendered in the Offer and not validly withdrawn:

•	$10.15 in cash; and

•	0.2065 of a share of Expedia common stock, plus cash in lieu of any fractional shares;

in each case, without interest and less any applicable withholding taxes (such consideration, the “offer consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated November 16, 2015 (the “prospectus/offer to exchange”), and in the related letter of transmittal, together with any amendments or supplements thereto, the “Offer”).

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, AT THE END OF DECEMBER 14, 2015, UNLESS EXTENDED OR TERMINATED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

The Offer is being made pursuant to the Agreement and Plan of Reorganization, dated as of November 4, 2015 (as it may be amended from time to time, the “Transaction Agreement”), by and among Expedia, the Offeror, and HomeAway. The Transaction Agreement provides, among other things, that the Offeror will make the Offer and, subject to the satisfaction or waiver of certain conditions, the Offeror will accept for exchange, and promptly thereafter exchange, shares of HomeAway common stock validly tendered in the Offer and not validly withdrawn. Following consummation of the Offer, subject to the terms and conditions set forth in the Transaction Agreement, the Offeror will be merged with and into HomeAway (the “First Merger”), with HomeAway continuing as the surviving corporation in the First Merger and a direct wholly owned subsidiary of Expedia. Immediately thereafter, the corporation surviving the First Merger will be merged with and into Expedia (the “Second Merger” and, together with the First Merger, the “Mergers”), with Expedia continuing as the surviving corporation in the Second Merger. If the Offer is completed, the First Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and accordingly, no stockholder vote will be required to consummate the First Merger. At the effective time of the First Merger, each outstanding share of HomeAway common stock (other than shares of HomeAway common stock held in treasury by HomeAway or held by Expedia or Offeror, any wholly owned subsidiary of Expedia (other than Offeror) or any wholly owned subsidiary of HomeAway and shares of HomeAway common stock held by stockholders who have properly exercised appraisal rights with respect to such shares in accordance with Delaware law) will be automatically converted into the right to receive the offer consideration. As a result of the Mergers, HomeAway will cease to be a publicly traded company and will become part of Expedia. The Transaction Agreement is more fully described in the prospectus/offer to exchange.

The offer and withdrawal rights will expire at 12:00 midnight, Eastern Standard Time, at the end of December 14, 2015 (the “Expiration Date,” unless the Offeror has extended the period during which the Offer is open in accordance with the Transaction Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by the Offeror, shall expire).

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as described below) and the HSR Condition (as described below).

The “Minimum Tender Condition” requires that the number of shares of HomeAway common stock that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer on or prior to the Expiration Date, together with any shares then owned by Expedia and the Offeror, represents at least a majority of all then-outstanding shares of HomeAway common stock.

The “HSR Condition” requires that any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated.

The Offer is also subject to other conditions, including certain other regulatory approval conditions, as set forth in the Transaction Agreement and described in the prospectus/offer to exchange (together with the conditions described above, the “Offer Conditions”).

The board of directors of HomeAway has, among other things, unanimously (i) determined that the terms of the Transaction Agreement and the terms of the Offer, the Mergers and the other transactions contemplated by the Transaction Agreement are fair to, and in the best interests of, HomeAway and the stockholders of HomeAway, (ii) determined that it is in the best interests of HomeAway and the stockholders of HomeAway to enter into, and declared advisable, the Transaction Agreement, (iii) approved the execution and delivery by HomeAway of the Transaction Agreement, the performance by HomeAway of its covenants and agreements contained in the Transaction Agreement and the consummation of the Offer, the Mergers and the other transactions contemplated by the Transaction Agreement, upon the terms, and subject to the conditions, contained in the Transaction Agreement, and (iv) resolved to recommend that the stockholders of HomeAway accept the Offer and tender their shares of HomeAway common stock to the Offeror pursuant to the Offer.

Under certain circumstances, as set forth in the Transaction Agreement and summarized in the prospectus/offer to exchange, the Offeror may be required to extend the Offer and the previously scheduled expiration date. In the case of any extension, any such announcement will be issued no later than 9:00 a.m., Eastern time, on the next business day following the previously scheduled expiration date. Subject to applicable law (including Rules 14d-4 (c) and 14d-6 (d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such change) and without limiting the manner in which the Offeror may choose to make any public announcement, the Offeror assumes no obligation to publish, advertise or otherwise communicate any such public announcement of this type other than by issuing a press release. During any extension, shares of HomeAway common stock previously validly tendered and not validly withdrawn will remain subject to the Offer, subject to the right of each HomeAway stockholder to withdraw previously tendered HomeAway shares.

Subject to the terms and conditions of the Transaction Agreement, the Offeror also reserves the right to waive any Offer Condition or modify the terms of the Offer.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the shares of Expedia common stock to be issued as consideration in the Offer or passed on upon the adequacy or accuracy of the prospectus/offer to exchange. Any representation to the contrary is a criminal offense.

Upon the terms of the Offer and subject to the satisfaction or waiver of the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), promptly after the Expiration Date, the Offeror will accept for exchange, and will thereafter promptly exchange, shares validly tendered and not validly withdrawn prior to the Expiration Date. In all cases, a HomeAway stockholder will receive consideration for tendered HomeAway shares only after timely receipt by the exchange agent of certificates for those shares, if any, or a confirmation of a book-entry transfer of those shares into the exchange agent’s account at The Depository Trust Company (“DTC”), a properly completed and duly executed letter of transmittal or an agent’s message in connection with a book-entry transfer and any other required documents.

For purposes of the Offer, the Offeror will be deemed to have accepted for exchange shares validly tendered and not validly withdrawn if and when it notifies the exchange agent of its acceptance of those shares pursuant to the Offer. The exchange agent will deliver to the applicable HomeAway stockholders any cash and shares of Expedia common stock issuable in exchange for shares validly tendered and accepted pursuant to the Offer promptly after receipt of such notice. The exchange agent will act as the agent for tendering HomeAway stockholders for the purpose of receiving cash and shares of Expedia common stock from the Offeror and transmitting such cash and shares to the tendering HomeAway stockholders. HomeAway stockholders will not receive any interest on any cash that the Offeror pays in the Offer, regardless of any extension of the Offer and even if there is a delay in making the exchange.

HomeAway stockholders may withdraw tendered shares of HomeAway common stock at any time until the Expiration Date and, if the Offeror has not agreed to accept the shares for exchange on or prior to January 14, 2016, HomeAway stockholders may thereafter withdraw their shares from tender at any time after such date until the Offeror accepts shares for exchange.

For the withdrawal of shares to be effective, the exchange agent must receive a written notice of withdrawal from the HomeAway stockholder at one of the addresses set forth in the prospectus/offer to exchange, prior to the Expiration Date. The notice must include the HomeAway stockholder’s name, address, social security number, the certificate number(s), if any, the number of shares to be withdrawn and the name of the registered holder, if it is different from that of the person who tendered those shares, and any other information required pursuant to the Offer or the procedures of DTC, if applicable.

The Offeror is not providing for guaranteed delivery procedures and therefore HomeAway stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC prior to the Expiration Date. HomeAway stockholders must tender their HomeAway shares in accordance with the procedures set forth in the prospectus/offer to exchange and related letter of transmittal.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the prospectus/offer to exchange and is incorporated herein by reference.

HomeAway has provided the Offeror with HomeAway’s stockholder list and security position listings for the purpose of disseminating the prospectus/offer to exchange, the related letter of transmittal and other related materials to HomeAway stockholders. The prospectus/offer to exchange and related letter of transmittal will be mailed to record holders of shares of HomeAway common stock and to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of HomeAway common stock.

It is intended that the Offer and the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Each HomeAway stockholder should read the discussion under “Material U.S. Federal Income Tax Consequences” in the prospectus/offer to exchange and should consult its own tax advisor as to the particular tax consequences of the Offer and the Mergers to such stockholder, including the applicability and effect of any U.S. federal, state, local or non-U.S. tax laws.

The prospectus/offer to exchange and the related letter of transmittal contain important information. Holders of shares of HomeAway common stock should carefully read those documents in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the information agent at its address and telephone number set forth below. Requests for copies of the prospectus/offer to exchange, the letter of transmittal and other exchange offer materials may be directed to the information agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Expedia will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers. Except as set forth above, neither Expedia nor the Offeror will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer.

The information agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor
New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 622-1573
Email: HomeAway@dfking.com

November 16, 2015